Mail Stop 4561

August 1, 2007

VIA USMAIL and FAX (212) 986 - 7679

Mr. Mark Labell
Senior Vice President, Finance
Wien & Malkin LLC, Supervisor
250 West 57th Street Associates L.L.C.
60 East 42nd Street
New York, New York 10165

> **Re: 250 West 57th Street Associates L.L.C.**
> **Form 10-K for the year ended 12/31/2006**
> **Filed on 6/6/2007**
> **File No. 000-02666**

Dear Mr. Mark Labell:

We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results Of Operations

Contractual Obligations

1. We note you have not included a tabular disclosure of contractual obligations. Tell us how you considered Item 303(a)(5) of Regulation S-K in determining such disclosures are not required or revise your future filings to include such disclosures.

Financial Statements and Notes

General

2. Considering that the property is net leased to a single tenant on a long term basis, please tell us how you considered the need to include audited financial statements of the lessee or guarantor under the lease. Refer generally to the guidance in SAB 71 concerning significant credit concentrations.

Item 9a. Controls and Procedures

3. We note that you performed an evaluation of the effectiveness of the design and operations of your disclosure controls and procedures and concluded they were adequate. Pursuant to Item 307 of Regulation S-K as amended by Release No. 33-8238: Management's Reports on Internal Control over Financial Reporting and Certification of Disclosures in Exchange Act Periodic Reports, effective August 14, 2003, you must conclude whether your disclosure controls and procedures are effective or ineffective. Tell us how you complied with such requirements or advise us.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all

information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551- 3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief